EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with China Liberal Education Holdings Limited’s (the “Company”, “we”, “our”, or “us”) condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section included in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2022. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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Results of Operations for the Six Months Ended June 30, 2022 and 2021

The following table summarizes our results of operations for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,		Variance
	2022	2021	Amount	%
	(unaudited)	(unaudited)
Revenue	$2,737,410	$1,850,551	$886,859	47.9%
Cost of revenue	(452,663)	(476,727)	(24,064)	(5.0%)
Gross profit	2,284,747	1,373,824	910,923	66.3%
Selling expenses	(110,612)	(76,593)	34,019	44.4%
General and administrative expenses	(689,000)	(995,451)	(306,451)	(30.8%)
Income from operations	1,485,135	301,780	1,183,355	392.1%
Interest income	8,673	59,973	(51,300)	(85.5%)
Other income (expenses), net	9,110	(7,249)	16,359	225.7%
Income before income tax	1,502,918	354,504	1,148,414	323.9%
Income tax provision	(42)	(128,482)	(128,440)	(100.0%)
Net income	$1,502,876	$226,022	$1,276,854	564.9%

Revenue for the first six months of 2022 increased by 47.9% to $2.7 million, from $1.9 million in the same period of the prior year, mainly driven by increased revenue from our Sino-foreign Jointly Managed Academic Programs, as the Company earned higher sharing of revenue from two colleges.

The Company’s revenue by service type is as follows:

	For the six months ended June 30,
	2022		2021		Changes
	Amount	%	Amount	%	Amount	%
	(unaudited)		(unaudited)
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,147,608	78.5%	$1,420,418	76.7%	$727,190	51.2%
Revenue from Overseas Study Consulting Services	329,678	12.0%	26,033	1.4%	303,645	1166.4%
Revenue from Technological Consulting Services for Smart Campus Solutions	166,641	6.1%	338,003	18.3%	(171,362)	(50.7%)
Revenue from tailored job readiness training services	93,483	3.4%	66,097	3.6%	27,386	41.4%
	$2,737,410	100.0%	$1,850,551	100.0%	$886,859	47.9%

Revenue from Sino-foreign Jointly Managed Academic Programs

Revenues from our education programs offered by joint ventures of the PRC and foreign institutions, or Sino-foreign Jointly Managed Academic Programs, are primarily generated from tuition fees or service fees we charge to students. Revenue from Sino-foreign Jointly Managed Academic Programs increased by 51.2% to $2.1 million in six months ended June 30, 2022, from $1.4 million in the same period of the prior year. This increase is primarily attributable to an increase in the average tuition fees by 72.6% which was mainly caused by a change in student mix enrolled in different academic programs with the universities / colleges. The increase is partially offset by decrease in the number of students by 352 or 12.4% from 2,841 students for the six months June 30, 2021 to 2,489 students for the six months ended June 30, 2022.

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Revenue from Overseas Study Consulting Services

Our overseas study consulting services (“Overseas Study Consulting Services”) target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from Overseas Study Consulting Services increased by $303,645, or 1,166.4% when comparing the six months ended June 30, 2022 to the same period of 2021. The increase was mainly because our performance obligations for our service contract with Beijing Foreign Studies University were satisfied for the six months ended June 30, 2022. Following administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were completely satisfied.

Revenue from Technological Consulting Services for Smart Campus Solutions

Our revenue from providing smart campus related technological consulting service decreased by $171,362, or 50.7%, from $338,003 in the six months ended June 30, 2021, to $166,641 in the six months ended June 30, 2022, primarily because we did not obtain smart campus projects of large size during the six months ended June 30, 2022. For the six months ended June 30, 2022, three projects were completed as compared with 14 completed projects for the six months ended June 30, 2021. Many Chinese universities/colleges put on hold their “smart campus” project plans due to continued uncertainties associated with the COVID-19 pandemic.

Revenue from tailored job readiness training services

The revenue from tailored job readiness training services increased by $27,386, or 41.4% from $66,097 for the six months ended June 30, 2021 to $93,483 for the six months ended June 30, 2022, which was mainly attributed to an increase in the number of students receiving tailored job readiness training services, from 130 students for the six months ended June 30, 2021 to 443 for the six months ended June 30, 2022.

Cost of revenues

Our overall cost of revenue decreased by $24,064, or 5.0%, from $476,727 for the six months ended June 30, 2021 to $452,663 for the six months ended June 30, 2022, primarily due to decreased costs associated with Sino-foreign Jointly Managed Academic Programs by $85,647, or 37.6%, which was mainly attributable to the decrease in salary, welfare and insurance costs of foreigner teachers in Sino-foreign Jointly Managed Academic Programs. Due to travel bans and/or restrictions caused by the COVID-19 pandemic, certain foreign teachers were unable to enter China and we engaged more Chinese teachers to provide teaching services to students for the six months ended June 30, 2022. The decrease was partially offset by an increase in costs associated with overseas study consulting services by $68,189, or 370.3%, and the increase was mainly attributed to commissions incurred in recruiting students for overseas study.

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 Gross profit

Overall gross profit increased by $910,923, or 66.3%, from $1,373,824 for the six months ended June 30, 2021 to $2,284,747 for the six months ended June 30, 2022, while gross profit margin increased by 9.2%, from 74.2% for the six months ended June 30, 2021 to 83.5% for the six months ended June 30, 2022. The increase in gross profit and gross margin was primarily due to higher gross profit and gross margin associated with our technological consulting service projects, as the projects during the six months ended June 30, 2022 had higher gross margin.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022		2021		Changes
	Amount (unaudited)%		Amount (unaudited)%		Amount	%
Selling expenses	$110,612	13.8%	$76,593	7.1%	$34,019	(244.4%)
General and administrative expenses	689,000	86.2%	995,451	92.9%	(306,451)	(30.8%)
Total operating expenses	$799,612	100.0%	$1,072,044	100.0%	($272,432)	(174.6%)

Selling expenses

Selling expenses increased by $34,019, or 244.4%, from $76,593 for the six months ended June 30, 2021 to $110,612 for the six months ended June 30, 2022. The increase in selling expenses was primarily attributable to an increase in salaries and welfares expenses of marketing employees. Selling expenses accounted for 4.0% and 4.1% of the total revenue for the six months ended June 30, 2022 and 2021, respectively. We expect selling expenses to increase in absolute amounts in the future as we expect to continually expand our operations and seeking for more sales opportunities.

General and administrative expenses

General and administrative expenses decreased by $0.3 million, or 30.8%, from $995,451 for the six months ended June 30, 2021 to $689,000 for the six months ended June 30, 2022, primarily due to a decrease in professional services fees of $0.2 million, a decrease in share-based compensation to independent directors of $53,250, and a decrease in independent director compensation of $25,601. General and administrative expenses accounted for 25.2% and 53.8% of total revenue for the six months ended June 30, 2022 and 2021, respectively.

Interest income

Interest income decreased by $51,300, or 85.5%, to $8,673 for the six months ended June 30, 2022, from $59,973 for the six months ended June 30, 2021. The decrease was mainly attributed to the completion of our smart campus projects. In connection with the Company’s technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control is transferred and when we collected cash consideration from the customer. For the six months ended June 30, 2022 and 2021, we recognized nil and $56,511 interest income in connection with the aforementioned financing component, respectively.

Other income (expenses)

Other income was $9,110 for the six months ended June 30, 2022, while other expenses was $7,249 for the six months ended June 30, 2021. The increase in other income was primarily due to provision of other training services for the six months ended June 30, 2022.

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Income tax provision

Income tax provision was $42 and $128,482 for the six months ended June 30, 2022 and 2021, respectively. Effective income tax rate was 0.0% and 36.3% for the six months ended June 30, 2022 and 2021, respectively. The significant change in effective income tax rate comparing the two periods is mainly due to the fact that China Liberal Beijing is entitled to a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses.

Net income

As a result of foregoing, net income was $1.5 million for the six months ended June 30, 2022, compared to net income of $0.2 million for the six months ended June 30, 2021. Basic and diluted earnings per share were $0.09 for the six months ended June 30, 2022, compared to basic and diluted earnings per share of $0.03 for the same period last year.

Liquidity and Capital Resources

As of June 30, 2022, we had cash of $12.2 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months and in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

5

Cash Flows

The following table provides detailed information about our net cash flows for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021
Net cash provided by (used in) operating activities	$6,703,193	($1,892,096)
Net cash (used in) provided by investing activities	(39,137,623)	1,462,739
Net cash provided by financing activities	12,303,915	29,047,088
Effect of exchange rate change on cash	(298,326)	73,491
Net (decrease) increase in cash	(20,428,842)	28,691,222
Cash, beginning of year	32,678,421	5,007,449
Cash, end of year	$12,249,579	$33,698,671

Operating Activities

Net cash provided by operating activities was $6.7 million for the six months ended June 30, 2022, primarily including net income of $1.5 million, a decrease in advances to suppliers of $4.4 million and a decrease of accounts receivable of $2.0 million, partially offset by an increase in accounts receivable of $0.9 million and a decrease in deferred revenue of $0.3 million.

Net cash used in operating activities was $1,892,096 for the six months ended June 30, 2021, primarily including an increase in advances to suppliers of $3.9 million where we made advance payments to suppliers for purchase of materials and equipment to be used in future smart campus solution contracts, an increase in accounts receivable of $0.6 million arising from Sino-foreign Jointly Managed Academic Programs, offset by a decrease in contract receivable of $2.2 million as we received payments from FMP, net income of $226,022, a decrease in prepaid expenses, and other current assets of $64,982 as we paid less prepayment of expenses.

Investing Activities

For the six months ended June 30, 2022, net cash used in investing activities amounted to $39.2 million, primarily due to prepayment for acquisitions.

For the six months ended June 30, 2021, net cash provided by investing activities amounted to $1.5 million, primarily due to repayment from a related party.

Financing Activities

Net cash provided by financing activities amounted to $12.3 million for the six months ended June 30, 2022, primarily due to net proceeds of $12.0 million received from the issuance 8,000,000 ordinary shares of $1.50 per share and loan from a third party of $0.3 million.

Net cash provided by financing activities amounted to $29.1 million for the six months ended June 30, 2021, primarily due to net proceeds of $29.0 million received from the issuance of 6,000,000 ordinary shares at $5.0 per share in April 2021.

Indebtedness.

We did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

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